SYMS CORP
One Syms Way
Secaucus, NJ 07094

July 6, 2011

VIA EDGAR

Edwin S. Kim, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Syms Corp

Form 10-K for the Fiscal Year Ended February 27, 2010
Filed May 13, 2010

Form 10-K for the Fiscal Year Ended February 26, 2011
Filed May 13, 2011

File No. 001-08546

Dear Mr. Kim:

This letter is submitted on behalf of Syms Corp (the “Registrant”, “Syms” or the “Company”) in connection with the comment letter emailed by the Staff to the Registrant on June 7, 2011.  The Staff’s comments have been retyped below in italics, and are followed by our responses.  All page references are to the documents as filed by the Registrant with the Commission.

General

Comment 1:       Please note that we may conduct a review of any confidential treatment request submitted regarding your exhibits.  And reviews of your Exchange Act reports will not be completed until reviews of related confidential treatment requests are complete.

Response:  The Company acknowledges your comment and will be cooperative with any follow up based on your review of the confidential treatment requests.

Form 10-K for the Fiscal Year Ended February 27, 2010
Executive Compensation, Incorporated by Reference from Definitive Proxy Statement
Filed June 1, 2010
Executive Compensation, page 9

Comment 2: We note your response to comment two of our letter dated April 21, 2011, and we reissue it.  Your May 5, 2011 letter indicates that you compared compensation to that of competitors when setting store manager compensation, but not executive officer compensation.  However, the second paragraph of your Compensation Committee Report states that “[t]he determination of compensation ranges for executive officers reflects an understanding of salaries and bonuses for executive officers holding similar positions in retailers of relatively comparable size and orientation.”  And the third paragraph states that Ms. Syms’s compensation reflects a “comparison with chief executive officer compensation of the Company’s competitors.”  Please reconcile the apparent discrepancy and provide draft disclosure.

Response:  As stated in our April 6, 2011 response, Syms does not utilize benchmarking comparisons when determining executive officer compensation.  Unfortunately, as noted in your comment, previous filings have not clearly articulated the policy of the Company.  As such, we have corrected our disclosure regarding executive compensation in our Definitive Proxy Statement, Form 14A that was filed on June 24, 2011.  In this Form 14A, we specifically state:

“The determination of compensation ranges for executive officers did not utilize benchmarking compensation packages with other retailers to analyze the compensation of our executive officers during the past fiscal year.  In setting compensation for our executive officers, the Company has traditionally focused upon (i) the current compensation of the employee, (ii) past compensation for the employee and for other individuals in the same role or similar roles at the Company and (iii) the Company’s operating results.  Determination of Marcy Syms’ compensation as the Company’s Chief Executive Officer for fiscal 2010 reflects the Company’s performance and also reflects recognition of Ms. Syms unique, ongoing contribution to the growth, success and viability of the Company.”

To further inform you regarding the compensation of the Company’s Chief Executive Officer, Ms. Syms has not accepted an increase in her salary nor has she received bonuses or stock options from the Company during the past three fiscal years.

Form 10-K for the Fiscal Year Ended February 26, 2011
Item 9A – Controls and Procedures, page 21

Comment 3:      We note your disclosure on page 4 that in 2010, you continued the integration of the Syms and Filene’s Basement management information systems onto one consolidated system platform.  We also note your disclosure on page 18 of your Form 10-K for the fiscal year ended February 27, 2010 that you have excluded Filene’s Basement from your report on internal control over financial reporting for fiscal 2009 due to the timing of the closing date of the acquisition on June 18, 2009 and the expectation that internal control over financial reporting related to Filene’s Basement will be changed to conform with your internal control over financial reporting in 2010.  Please tell us how and when this integration impacted your internal control over financial reporting in the context of disclosures required by Item 308(c) of Regulation S-K .

Response:  We believe the overall impact of the system conversions had minimal impact on, and did not materially affect, our internal controls over financial reporting in fiscal 2010.  During the first three quarters of fiscal year ended February 26, 2011, all the Syms and Filene’s Basement (“FB”) systems were merged onto one consolidated system platform.  The majority of the systems involved with financial reporting were the existing Syms system whose internal controls had been previously tested.  To these systems we added the FB data (sales, payroll, payables, receivables, etc.).  The only component of the FB system we converted to that has any impact on our financial reporting is their inventory ledger.  Syms data was moved over from the existing Syms inventory ledger to the FB system in third quarter of fiscal 2010.  In essence, we are relying on the same controls and financial reporting systems as before (now applied to both Syms and FB data).  The only exception to this is the use of the FB inventory ledger system but this system incorporates substantially all the controls that existed around the Syms system.  Therefore, we believe there was minimal impact on our inventory controls over financial reporting in fiscal 2010 due to these system conversions and, accordingly, we did not believe any disclosure was necessary under Item 308(c) of Regulation S-K.

Managements’ Discussion and Analysis
Results of Operations, page 14

Comment 4:      In your response dated April 6, 2011 to our prior comment one of our letter dated February 23, 2011, you stated that you would provide detailed disclosure regarding the nature (i.e. Filene’s or Syms) and factors contributing to the increase of your inventory reserve.  We note your disclosure on page 26 that you recorded a charge for inventory obsolescence of $2.3 million and $7.4 million during fiscal years 2009 and 2010, respectively.  Please revise to discuss in detail the facts and circumstances surrounding the significant increase to your reserves, including if these amounts related to inventory of Syms stores, Filene’s stores or both.  Also, revise to clarify in which quarter(s) such charge was recorded and why.

Response:  The Company significantly increased its inventory reserve in both fiscal 2009 and 2010.  As we noted in our response dated April 6, 2011, the increase in our 2009 reserve for inventory obsolescence related to the reserve that we established for FB during the fiscal year in which we acquired FB.  In the period shortly before the FB bankruptcy proceedings were completed, there was a significant reduction in FB’s inventory, associated with the implementation of strict cash controls that significantly limited FB’s ability to purchase new inventory.  After the Company’s acquisition of FB, it became necessary to substantially restock FB’s inventories.  For the remainder of the fiscal year, FB’s sales were not as robust as had been anticipated.  Because of the significant ramp-up in FB’s inventory levels and the lower than anticipated sales activity that we initially experienced in our FB business, the Company established an inventory reserve for FB in the amount of $2.6 million in fiscal 2009.  This reserve was offset, in part, by a $400,000 reduction in the Syms inventory reserve, resulting in an overall $2.2 million net increase in our combined Syms and FB inventory reserve.

As we noted on page 14 of our fiscal 2010 Form 10-K, “the Company increased its reserve for inventory obsolescence by $6.2 million, as it determined that it had not adequately cleared out old season merchandise as of year-end.”  The Company experienced weak sales during its Holiday sales season, resulting in higher levels of inventory than desired at the end of the fourth quarter of fiscal 2010.  During this same time period, the Company re-examined its markdown strategy and delayed markdowns until the first quarter of fiscal 2011.   During the first quarter of fiscal 2011, the Company began to aggressively markdown its old season merchandise.  Due to this delay in taking markdowns, the Company determined that it needed to adjust its inventory reserve which was recorded in the fourth quarter of fiscal 2010.

The Syms and FB stores carry much of the same inventory items.  The Company’s inventory systems were merged in the third quarter of fiscal 2010 and the newly merged aging reports do not differentiate between the two store names.  Therefore, the analysis that resulted in the increase to the inventory reserve was done at the total Company level for the last two quarters of fiscal 2010.

On a quarterly basis, the Company analyzes its inventory aging and determines if its inventory reserve is appropriate based on the aging of its inventory, sales trends and markdown plans.  Based on this analysis, the net change in inventory reserves by quarter were as follows:

	Fiscal 2009	Fiscal 2010
First quarter	$(99,000)	$(1,033,000)
Second quarter	1,087,000	68,000
Third quarter	116,000	(189,000)
Fourth quarter	1,101,000	7,360,000

Comment 5:     In connection with the comment above, we note on page 26 that the increase in your reserve for inventory obsolescence is disclosed as $2.3 million for fiscal 2009.  Please reconcile this to the $2.6 million amount disclosed in your response dated April 6, 2011 to our prior comment one of our letter dated February 23, 2011 and your Form 10-K filed April 13, 2010 [sic].

Response:  On page 26 of our fiscal 2010 Form 10-K, Schedule II has a footnote that states “[a]dditions represent increases to the reserve and deductions represent decreases to the reserve based on quarterly assessments of the reserve.”  On page 26, the increase to the reserve in fiscal 2009 of approximately $2.3 million is reduced by a deduction to the reserve of $0.1 million, resulting in a net increase of $2.2 million to the inventory reserve.  In our response dated April 6, 2011, we noted that we established an inventory reserve for FB in the amount of $2.6 million.  This was offset, in part by a $400,000 reduction in the Syms inventory reserve, resulting in an overall $2.2 million increase in our combined Syms and FB inventory reserve.  (Note that systems were not merged in fiscal 2009 and, thus, differentiations of inventory and inventory reserves by store name remained possible at that time.)

Liquidity and Capital Resources, page 18

Comment 6:     Considering your (i) cash balance of $2.2 million, (ii) current liabilities of $68 million, (iii) flat current year comparable store sales, (iv) loss from operations of $50.3 million and (v) limited borrowing ability, please revise to disclose in detail how you plan to fund your operations over the next 12 months.

Response: The Company has reduced or eliminated selected expenses and greatly reduced its fiscal 2011 capital expenditure budget.  In addition, the Company sold a property in Rockville, MD (as reported in our Form 10-K for fiscal 2010), yielding $14.3 million in net cash proceeds and received a condemnation award from the Georgia Department of Transportation in the amount of $2.4 million, totaling an incremental cash infusion of $16.7 million.  The Company’s credit facility had borrowing availability of $13.0 million as of February 26, 2011.  Further, the Company has continued to negotiate amendments to its credit facility and has recently negotiated a reduction in its Borrowing Base Availability Block from 12.5% to 10% as of June 15, 2011 which will contribute approximately an additional $1.2 million to $1.5 million in incremental liquidity.  Lastly, should it be necessary and deemed beneficial to the Company and its shareholders, the Company could enter into a sale-leaseback arrangement with certain of its owned properties, sell an owned property, or mortgage an owned property.  During fiscal 2011, the Company will also be undergoing a process to explore and evaluate various potential strategic alternatives and has retained Rothschild Inc. as its exclusive financial advisor in connection with the strategic review.  The Company has also engaged Alvarez & Marsal to provide management and business advisory services during fiscal 2011.  Management believes that existing cash, internally generated funds, trade credit, funds available from the revolving credit facility and other financing, if needed, will be sufficient for working capital and capital expenditure requirements for the fiscal year ended February 25, 2012.

We have provided expanded discussion in the liquidity section of our Form 10-Q for the period ending May 28, 2011 to be filed on July 7, 2011, which provides much of the above information regarding our plan to fund operations over the remainder of the fiscal year.

Financial Statements
Notes to Financial Statements
Note 2 – Property & Equipment, page F-9

Comment 7:      We note you recognized asset impairment charges of $1.7 million during your third quarter ended November 27, 2010 in conjunction with closing underperforming stores (i.e. FB Paramus, NJ, FB Massachusetts office and NJ distribution center).  We also note your response dated April 6, 2011 indicated that no additional individual store or location was considered to be at risk as of the end of your third quarter.  However, we note you recognized additional impairment charges of $2.6 million in the fourth quarter.  Tell us about the factors and circumstances that resulted in additional impairment charges in fourth quarter considering there were no stores at risk of impairment at November 27, 2010.  We may have further comments upon review of your response.

Response:  Per our response dated April 6, 2011, the Company evaluates its long lived assets for impairment at each of our retail locations on at least an annual basis at the end of each fiscal year, after the holiday selling season which is pivotal to retail operations.  As was done in fiscal 2010, the Company also tests each store location for impairment at additional times during the year if any new impairment indicators are identified that could result in a potential impairment charge.  In the third quarter of fiscal 2010, we identified indicators of potential impairment, reflecting both the continuing difficult economic environment confronting our business during 2010 and our ability to better assess the longer term outlook for the FB stores as we became more familiar with the properties that we acquired during fiscal 2009.  As a result of identifying these indicators, we recorded an asset impairment charge in the third quarter of fiscal 2010 of $1.7 million.  Prior to that time we had a limited amount of normalized operating history for those stores, given their recent emergence from bankruptcy and the operational transitions that were necessary following the acquisition.

Based on the information available during the third quarter of fiscal 2010, we did not consider any additional stores to be materially at risk for impairment.  However, in the fourth quarter of fiscal 2010, we recorded $2.5 million1 of impairment charges for five store locations based on information that became known to us in the fourth quarter of fiscal 2010.  The factors and circumstances for these impairment charges are as follows:

a)
Store A – is an owned Syms store that closed several years ago and is presented in our balance sheet on the assets held for sale line.  In March, 2011, a professional real estate appraisal firm updated our last appraisal for this location that was dated December 2006 resulting in the recognition of an impairment charge of $1.2 million.  Over the period of time since the prior appraisal we continued to market the property for sale or long term lease at values that we believe materially supported the carrying value of the property and our belief during that time, until March 2011, was that no material permanent impairment had occurred.

b)
Stores B and C – are leased FB stores.  The 2010 holiday selling season was the first full holiday season in which the Company was able to fully evaluate these FB stores’ performance.  Based on each store’s actual and updated projected future results, we recorded an impairment charge of $0.5 million combined.

c)
Store D – is a leased Syms store.  The store’s lease expires in September 2011.  At the time of the asset impairment analysis, the Company planned to open a replacement store a short distance away in July/August 2011.  During the fourth quarter of fiscal 2010, it was decided that we would begin a store closing sale in July 2011 which greatly reduced our projected cash flow for this store for fiscal 2011.  Due to this projected decrease in cash flow from the closing sale, the Company determined that an impairment charge of $0.4 million should be assessed on this store.

d)
Store E – is a leased Syms store.  In early fiscal 2010 the Company remodeled this store in anticipation of exercising an option available to extend the lease for five years commencing on April 1, 2012.  During the fourth quarter of fiscal 2010, based on lower than expected profitability, it was determined that we would not be exercising the option and thus would not be generating future cash flows to offset the capital improvements made.  The asset impairment charge for this store was $0.4 million.

___________________________
1 We believe you may have arrived at your fourth quarter asset impairment charge of $2.6 million by taking our annual $4.3 million charge less the third quarter charge of $1.7 million.  In fact, our annual charge was $4,255,000 and the third quarter charge was actually $1,721,000 resulting in a fourth quarter charge of $2,534,000.  See Note 12 to our Form 10-K for year ending February 26, 2011.

Comment 8:      In connection with the comment above and the fact that you recognized asset impairment charges of $4.3 million during fiscal 2010, please tell us how many asset groups were considered at risk of impairment at year-end (i.e. the asset group has a fair value that is not substantially in excess of its carrying value).  Considering the information provided in your response dated April 6, 2011, for any at risk asset group, provide us with and disclose as appropriate:

•	the percentage by which fair value exceeded carrying value as of the date of the most recent test,

•	a description of the methods and key assumptions used and how the key assumptions were determined,

•
a discussion of the degree of uncertainty associated with the key assumptions (i.e. the discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time),

•	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response: As noted in our response to comment #7 above, we evaluated each of our stores during the fourth quarter of fiscal 2010.  This evaluation resulted in asset impairment charges for five stores.  None of the other stores were considered at risk of impairment at year-end (i.e. the asset group had a fair value substantially in excess of its carrying value).  All stores had a projected future undiscounted cash flow far in excess of their net book value.  In fact, each store’s projected future undiscounted cash flow was at least double the carrying value of that store’s assets.

Note 6 – Acquisition of Filene’s Basement, Page F-14

Comment 9:      We note you acquired on June 18, 2009 Filene’s for a total purchase price of $64.0 million of which $25.1 million was paid by Vornado Realty Trust.  To enhance reader’s understanding of this transaction please address the following issues:

•	tell us and disclose (i) why Vornado funded the acquisition and (ii) the assets acquired and liabilities assumed by Vornado in exchange for the $25.1 million consideration paid,

•
please explain to us how you determined and the basis for allocation between you and Vornado regarding (i) total purchase price of $64.0 million and (ii) the related assets acquired and liabilities assumed in this transaction,

•	discuss your relationship with Vornado prior to the transaction and any agreements related to the acquisition transaction.

Response:  As landlord to three key FB locations, Downtown Crossing in Boston, MA (“Downtown Crossing”), Union Square in New York, NY (“Union Square”), and Paramus, NJ (“Paramus”), Vornado Realty Trust (“Vornado”) was motivated to participate in the acquisition in an effort to protect its real estate interests.  Specifically, Vornado wished to terminate the Downtown Crossing lease so it could regain possession of that property, amend the leases for the Union Square and Paramus locations, and ensure the assumption by the Company of the Union Square and Paramus leases.  Vornado acquired all assets and assumed all liabilities relating to the Downtown Crossing location upon termination of the lease.

The parties mutually determined through arms length negotiations that Vornado’s contribution would be $25.1 of the $64.0 million purchase price.  $16.8 million of the contribution was attributed to the Downtown Crossing lease termination.  The remaining $8.3 million of their contribution was attributed to the Union Square and Paramus lease assumption and amendments thereto which appeared reasonable and fair to management at the time of the negotiations.  This assessment was subsequently proven to be reasonable with the third party valuation of all assumed leases which was completed in connection with the finalization of our purchase accounting for the FB acquisition. With the exception of the assets and liabilities associated with the Downtown Crossing store location and lease, the Company acquired all rights and obligations relating to certain inventory, fixed assets, equipment, intellectual property, real estate leases and certain other net assets of Filene’s Basement Inc.

Prior to the acquisition, the relationship between the Company and Vornado was one of tenant and landlord based on a lease dated May 1980 and last amended in May 1994 for the Company’s Syms store location in Woodbridge, NJ.  Subsequent to the acquisition of the FB assets, the relationship between the Company and Vornado remains to be one of tenant and landlord.  The only change in the relationship is that now there are three locations in this landlord-tenant relationship; namely Woodbridge, NJ, Paramus, NJ and Union Square, New York, NY.

Form 8-K filed June 24, 2009

Comment 10:      We reviewed your response to our prior comment four and your correspondence dated May 19, 2011.  We note that you are waiting to receive the audited financial statements of Filene’s from your independent accountant and such financial statements will be filed when available. We may have future comments upon filing of such financial statements.

Response: The Company continues to work diligently with Deloitte & Touche LLP and the predecessor owner of the FB assets to finalize the audited financial statements.  After receipt of the audited financial statements, we will endeavor to finalize the required amendment to our Form 8-K.

*****

Syms Corp hereby acknowledges that:

•	Syms Corp is responsible for the adequacy and accuracy of the disclosure in the filings referenced in this letter;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings referenced in this letter; and

•	Syms Corp may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning this letter, please do not hesitate to call the undersigned (at 201-902-9600, ext.645) or Laura Brandt of Syms Corp. (at 201-902-9600, ext. 613).

Very truly yours,

SYMS CORP

By:  /s/ Seth Udasin
Name: Seth Udasin
Title: Chief Financial Officer

cc:	Securities and Exchange Commission
James Lopez, Esq.
Mr. Raj Rajan
Mr. Brian Bhandari

Syms Corp
Laura Brandt, Esq.